UNITED STATES
                     U.S. Securities and Exchange Commission
                            Washington, D.C.  20549


                                    FORM 10SB12G


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Millennium Software, Inc.
                  Formerly "Legal Protection Services Inc."
              (Exact name of registrant as specified in its charter)


             Nevada                          93-1206546
_________________________________              _______________________________
 (State or other jurisdiction of              (I.R.S. Employer identification
  incorporation or organization)                         number)


            2950 E. Flamingo, Suite. G, Las Vegas, Nevada 89121
                 (address of principal executive offices)


Issuer's Telephone Number: (702) 369-9614

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:

                   Common Stock, par value $.004 per share

                INFORMATION REQUIRED IN REGISTRATION STATEMENT



ITEM 1 - DESCRIPTION OF BUSINESS

THE COMPANY

     Millennium Software, Inc. (the 'Company') was incorporated on February 20th, 1996 as ICS (9614), Inc., with the purpose of establishing a business that offered consumers pre-paid legal services. On March 5, 1996, the Company approved a name change to Legal Protection Services, Inc.

     The Company was unable to find a suitable vendor to provide pre-paid legal services, so the Company decided to re-focus its business efforts. In July 1997 the Company changed its name to Millennium Software, Inc., and formulated plans to engage in the business of computer software marketing and distribution.

    From July 1997 to the present, the Company has been successful in acquiring rights to distribute three new software systems and User Guides. The Company plans to promote these products on its internet website at www.mlnsoft.com. during the first quarter of 2000.


METHODS OF DISTRIBUTION

     The Company intends to use the Internet to market software products and related User Guides. Consumers who decide to purchase the software may have the software shipped via Internet download or by standard mail on CD-ROMs.


SUPPLIERS

     The Company intends to copy, market and distribute software and User Guides developed and supplied by Abacus Systems Ltd. Abacus Systems Ltd ('Abacus'), is a private Bermuda company controlled by Anthony Bigwood, the President of the Company. Abacus has 22 other shareholders, none of whom are related to the President in any way. The Company has insufficient financial resources or skilled personnel to undertake software development on its own. It has therefore reached an agreement with Abacus whereby Abacus will develop financial software at its own cost and will copy, reproduce, distribute and sub-license the Software and User Guides (the 'Products') in return for payments of 10% royalties of net revenue income received by the Company from sale of software and Advanced User Guides, and a 5% royalty fee for the provision of technical support to the Company. Abacus has reserved the right, in its sole discretion, to terminate the licensing agreement in the event that any part of the royalty and/or fee payments owed to Abacus become more than 120 days overdue. Abacus will continue to be the exclusive development source of new software products for the Company while the said licensing agreement is in effect.

    The Company intends to engage in software development activities except for the support and maintenance of its website. It intends to contract with Abacus Systems Ltd for the design and development of additional software products to be provided at Abacus expense. The Company will pay abacus 25% of net revenue income received by the Company from sale of these future products.

PRODUCTS

     Abacus completed development of three new software systems and User Guides(the 'Products') on 15th November 1999. These Products will be promoted on the Company's Internet site www.mlnsoft.com. The Products are designed to run on personal computers. They provide personal and business users with computations of financial data and information relating to bank accounts, loans and mortgages.

COMPETITION

     There exists a plethora of companies developing financial software, many of which have established operation and greater financial resources than the Company. The Software is unproven and completely new. There is no guarantee that the President of the Company will continue to provide management or financial support the Company. The Company has insufficient management resources and personnel to compete effectively in either market. The Company is heavily reliant on its President. There is a risk that the software may not appeal to personal and business users. There is a risk of failure of the website to perform properly.

SEASONALITY

     The Company's proposed business is not affected by a seasonal trend.

EMPLOYEES

     The Company has no full-time employees at this time, however, the President and Secretary of the Company work for and on behalf of the Company part-time without paid remuneration at present.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

          The business objective of the Company during the period from incorporation until July 1997 was to acquire a small growth company in the network marketing legal services provision sector.
     The search for a suitable company continued for 15 months, during which time discussions were held with several firms. The Company's investigations failed to find a suitable acquisition candidate and the search in the network legal services area was discontinued in July 1997.
     In 1998, the Company requested the President to develop a business strategy to enter the fast growing Internet business sector. Several business models of Internet companies were examined and it was concluded that Internet marketing software products was potentially promising opportunity. The Company's current business objectives are to market and distribute Windows 95/98 financial software products through the Internet.
     Early in 2000, the Company intends to launch the new family of software products "Check My 2000" developed by Abacus Systems ltd., to be sold through the Company's Internet website www.mlnsoft.com. The Company may be assisted in its order processing, credit card processing and delivery of product through a distribution agreement signed with Digital River, Inc., which will facilitate all these product delivery functions.

Y2K ISSUES

     The Company recognizes that undetermined risks may arise when computer clocks move forward to January 1st, 2000. The Company has no guarantees that the Company's bankers will be capable of handing financial transactions on behalf of the Company or that the Internet servers which support the Company's website will continue to perform according to standard performance criteria. The Company posses computer equipment used for e-mails, word processing and financial record keeping. All company records will be backed up onto media separate from these computers prior to December 31st, 1999 to minimize the risks of data loss. The Company considers the risks to its internal operations to be minimal. The Products developed by Abacus Systems Ltd., are fully Y2K compliant and have been fully tested to be able to record financial data using a 4 digit year format (i.e. January 1st, 2000).

ITEM 3 - DESCRIPTION OF PROPERTY

     The Company does not own or lease any real property at this time but is using, without charge, office facilities of its President located at 2277 Lawson Avenue, West Vancouver, BC, Canada. The telephone number is 604-926-5236.

    The Company has registered the web domain names www.mlnsoft.com to market the software.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     The following table sets forth, as of November 2,1999, the outstanding shares of common stock of the company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and share holding of each officer and director and all officers and directors as a group.



Title of
Class           Name & Address          Amount & Nature           % of class
              of beneficial owner       of beneficial owner
________________________________________________________________________________

Common        A.M. Bigwood               3,022,375                 59.37
              2277 Lawson Avenue
              West Vancouver
            BC V7V 2E3 Canada

Common      E.J. Bigwood
            2277 Lawson Avenue
            West Vancouver
            BC V7V 2E3 Canada      1,022,375            20.08


CHANGES IN CONTROL

     There are currently no arrangements that will result in a change in control of the Company.


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information with respect to each of the Directors, Executive Officers of the Company, their ages, and all positions with the company.


Name                       Age                         Position
________________________________________________________________________________

Anthony M. Bigwood           60                        President and Director
Address
Address

Elizabeth J. Bigwood         58              Secretary/Treasurer and Director

________________________________________________________________________________

     Anthony Michael Bigwood B.Sc., PhD., MBA(Sloan). President and Director. Age 60, British citizen. Dr. Bigwood was educated in Britain where he attended the University of Bristol studying natural sciences. He continued his studies after his degree to earn a Ph.D. He was recruited by Unilever as management trainee and held several management positions in Unilevers' chemical division. He joined the mining finance group Rio Tinto Zinc Corporation as a financial management consultant and was appointed Director of RTZ Consultants Ltd. within three years of joining the firm. Dr. Bigwood was selected as 'executive of the year' by RTZ and selected to join the Sloan MBA Program at the London Business School for one year where he studied banking, finance and management sciences. On rejoining RTZ he became managing director of RTZ Computer Services, RTZ Software and Rio Tinto Management Services (Toronto). He left RTZ to start his own computer company which he ran successfully. He sold his shareholdings after 6 years. Thereafter Dr. Bigwood has continued to provide financial consulting advisory services and has lead several negotiations with major banks to secure financing for corporate acquisitions. Dr. Bigwood controls several private companies including Abacus Corporation, Ltd., (Isle of Man, UK) and Abacus Systems Ltd (Bermuda) and in addition is President of the following US companies: Asia & Pacific Mining Ventures, Inc., Mid West Oil & Gas, Inc. and General Audit Systems, Inc.

     Elizabeth J. Bigwood MCSP., Company Secretary and director, age 58, British citizen. Mrs. Bigwood was educated in Britain where she trained as a physiotherapy nurse. She has worked in orthopedic hospitals and children intensive care hospitals where she specialized in treating spinal deformities and was responsible for running a special needs clinic for several years. She has organizational and record keeping skills to which she applies to the maintenance of company records.

FAMILY RELATIONSHIPS

     Anthony M. Bigwood, President and Director, and Elizabeth J. Bigwood, Secretary/Treasurer and director, are husband and wife.


INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

    To the best of management's knowledge, during the past five years, no present or former director or executive officer of the company:

 (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, and a receiver, fiscal agent or similar officer appointed by court for the business or property or such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

 (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

 (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from otherwise limiting his involvement in any type of business, securities or banking activities; or

 (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commodity Futures Trading Commission to have violated any federal or state securities law.


ITEM 6 - EXECUTIVE COMPENSATION

     Any compensation received by officers or directors of the Company will be determined from time to time by the Board of Directors. The company is currently developing a new Internet business venture and has not paid any salaries or executive compensation. The executive officers and directors will not receive compensation until operations commence.

Stock Options - The Company granted 300,000 options (the 'Options') on common shares to the President at an exercise price of $.01 per share on November 22, 1999. The terms of the Options are payment in cash within a 3 year period ending November 21st, 2002, after which date any outstanding Options will be cancelled. The value of share holders equity based on the financial statements prepared by the Company's auditors was -0.01 (negative) per share on September 30, 1999.


ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Each of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its officers and directors.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A Shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     Abacus Systems Ltd ('Abacus'), is a private Bermuda company controlled by Anthony Bigwood, the President of the Company. Abacus has 22 other shareholders, none of whom are related to the President in any way. The Company has insufficient financial resources or skilled personnel to undertake software development on its own. It has therefore reached an agreement with Abacus whereby Abacus will develop financial software at its own cost and will copy, reproduce, distribute and sub-license the Software and User Guides (the 'Products') in return for payments of 10% royalties of net revenue income received by the Company from sale of software and Advanced User Guides, and a 5% royalty fee for the provision of technical support to the Company. Abacus has reserved the right, in its sole discretion, to terminate the licensing agreement in the event that any part of the royalty and/or fee payments owed to Abacus become more than 120 days overdue. Abacus will continue to be the exclusive development source of new software products for the Company while the said licensing agreement is in effect.

    The Company intends to engage in software development activities except for the support and maintenance of its website. It intends to contract with Abacus Systems Ltd for the design and development of additional software products to be provided at Abacus expense. The Company will pay abacus 25% of net revenue income received by the Company from sale of these future products.

     In August of 1997 the Company approved a private placement of shares to Asia Pacific Mining (Bermuda) Ltd., which is controlled by the Company President. (Note: Asia Pacific Mining (Bermuda) changed its name to Abacus Systems Ltd., in 1999). 1,180,500 shares at $.05 each were issued to raise $59,250.

     The Company issued 3,000,000 shares, in September 1999, to the President, Dr. A. M. Bigwood (2,000,000 shares) and Abacus Systems Ltd (1,000,000), a company controlled by the President, at $0.01 per share as compensation for $30,000 owed by the Company to the President, previously provided as a shareholder loan. The Company reduced the amount owed to the President by a corresponding $30,000.

     The Company issued 50,000 shares, in lieu of monetary compensation, to General Audit Systems, Inc., a Company controlled by the President, for payment by General Audit Systems, Inc., on behalf of the Company, of $500 in October 1999 for expenses.

     The Company granted 300,000 options (the 'Options') on common shares to the President at an exercise price of $.01 per share on November 22, 1999. The terms of the Options are payment in cash within a 3 year period ending November 21st, 2002, after which date any outstanding Options will be cancelled. The value of share holders equity based on the financial statements prepared by the Company's auditors was -0.01 (negative) per share on September 30, 1999.


ITEM 8 - LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceeding and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.


ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER

     The Company's common stock is currently trading on the OTC bulletin board under the symbol 'MLNS'. According to America Online, the stock sold as follows:

Date               Volume               High/Ask          Low/Bid        Close
---------       -----------          -------------     ------------    ---------
12/5/97          10,200                   .60              .25           .25
7/31/98          14,500                   .40              .20           .40
9/30/98           1,000                   .30              .30           .30
12/31/98          2,000                   .30              .03           .05
3/31/99           3,800                   .75              .365          .75
6/30/99             800                   .875             .50           .50
9/30/99           3,674                   .9375            .365          .365

These quotations are over-the-counter quotations and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


The Company's transfer agent, Interwest Transfer of Salt Lake City, Utah, confirms that as of 11/4/99, there are approximately 82 shareholders of record.



DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends by the Company, if any in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earning, its capital requirements and its financial condition, as well as other relevant factors.


ITEM 10 - RECENT SALE OF UNREGISTERED SECURITIES


     In August of 1997 the Company approved a private placement of shares to Asia Pacific Mining (Bermuda) Ltd., which is controlled by the Company President. (Note: Asia Pacific Mining (Bermuda) changed its name to Abacus Systems Ltd., in 1999). 1,180,500 shares at $.05 each were issued to raise $59,250.
     The Company issued 3,000,000 shares, in September 1999, to the President, Dr. A. M. Bigwood (2,000,000 shares) and Abacus Systems Ltd (1,000,000), a company controlled by the President, at $0.01 per share as compensation for $30,000 owed by the Company to the President, previously provided as a shareholder loan. The Company reduced the amount owed to the President by a corresponding $30,000.
     The Company issued 50,000 shares, in lieu of monetary compensation, to General Audit Systems, Inc., a Company controlled by the President, for payment by General Audit Systems, Inc., on behalf of the Company, of $500 in October 1999 for expenses.
     1,000 shares were issued to other parties during 1999 for provision of software development services amounting to $10.
     5,000 shares were issued by Private Placement to other parties during 1999 for $50 cash.

All of the above mentioned shares were offered pursuant to an exemption from registration under Regulation D Rule 504.


ITEM 11 - Description of Securities

     The authorized capital stock of the Company consists of 25,000,000 Shares of Common Stock. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders.

NON-CUMULATIVE VOTING

     Holders of Shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.


ITEM 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.     Indemnification provided by statute:

Officers and Directors maybe indemnified by the Company for any liability incurred by them while acting within the scope of their duties as Officers and Directors of the Company, except for acts of intentional misconduct. As of the date hereof, the Company has no contracts in effect providing any indemnity with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnity with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance. The Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is unenforceable.

                                  MILLENNIUM SOFTWARE, INC.

                                (A DEVELOPMENT STAGE COMPANY)

                                    FINANCIAL STATEMENTS

                                      SEPTEMBER 30, 1999
                                         (Unaudited)

                                 TABLE OF CONTENTS




                                                                 Page Number
                                                                 ____________

ACCOUNTANT'S REPORT...................................................1

FINANCIAL STATEMENT:

     Balance Sheet....................................................2

     Statement of Operations and Deficit
      Accumulated during the develop stage............................3

     Statement of changes in stockholders' equity.....................4

     Statement of cash flows......................................... 5

     Notes to the financial statements................................6

David E. Coffey          3615 E. Lindell Rd., Ste. A, Las Vegas, Nevada 89103
____________________________________________________________________________
Certified Public Accountant                              (702) 871-3979





To the Board of Directors and Stockholders of Millennium Software, Inc.
Las Vegas, Nevada

     I have compiled the balance sheet of Millennium Software, Inc. as of September 30, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period ended in accordance with Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

/S/ David Coffey, C.P.A.
David Coffey, C.P.A.
November 18,1999

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
SEPTEMBER 30, 1999
(Unaudited)

ASSETS

Cash                                                   $2,884
Organizational costs less accumulated
   amortization of $717                                   283
Computers less accumulated
   depreciation of $5,858                               5,422
                                                        -----
   Total Assets                                       $ 8,589
                                                       =======


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - stockholder                       $54,413
                                                      ------
   Total Liabilities                                 $54,413


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.004 par value, issued and outstanding
   5,091,000 shares                                 $20,364
   Additional paid-in capital                      $119,923
   Deficit accumulated during
     the development stage                         (186,111)
                                                   ---------
   Total Stockholders' Equity                       (45,824)

   Total Liabilities and Stockholders' Equity     $ 8,589


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED SEPTEMBER 30, 1999
(With Cumulative Figures From Inception)
(Unaudited)

                                                           Inception
                                      Period ended         Feb 20, 1996
                                      Sept 30, 1999        To Date
                                     --------------       --------------

Income                                  $        0        $           0
                                               ----                 ----
                                                0
Expenses
   Advertising                                  0                 7,286
   Amortization                               150                   717
   Auto expenses                                0                 2,416
   Computer supplies                           10                 3,985
   Consulting                                   0                 1,000
   Depreciation                             1,693                 5,858
   Internet Expenses                        3,594                15,594
   Legal and professional fees             10,000                52,489
   Office supplies                            447                 4,802
   Telephone                                1,990                 4,800
   Travel, meals and lodging               30,159                87,164
                                           ------                ------
Total expenses                             48,043               186,111

Net loss                                  (48,043)       $     (186,111)
                                                                =======
Deficit accumulated,
beginning of year                        (138,068)
                                          -------
Deficit accumulated during
the development stage                 $ (186,111)
                                         =======

Earnings (loss) per share
   Assuming dilution:
Net loss                              $      (.02)       $         (.11)
                                             ====                   ====
Weighted average shares outstanding     2,376,333              1,745,916
                                        =========              =========


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM February 20, 1996 (Date of inception)
To September 30, 1999
(Unaudited)

                                                     Additional
                                 Common Stock        Paid-in
                                 Shares     Amount   Capital      Total
                                 ------     ------   -------      ------
Balance,
February 20, 1996                     -     $    -   $    -       $    -
Issuance of common
stock for services               1,000,000   1,000       0         1,000
Issuance of common
stock for cash:

March of 1996                   1,000,000    1,000          0      1,000
May of 1996                     1,418,000    1,418     69,482     70,900
Less offering cost                      0        0    (22,198)   (22,198)
Net loss                                0        0          0    (36,787)
                              -----------    -----    --------   --------
Balance,
December 31, 1996               3,418,000    3,418     47,284     13,915

Reverse stock
split 4 to 1                   (2,263,500)       0          0          0
Issuance of common
stock for cash
August of 1997                  1,180,500    4,722     54,303     59,025
Net loss                                0        0          0    (95,614)
                                ---------    ------    ------    --------
Balance,
December 31, 1997               2,035,000    8,140     101,587    (22,674)
Net loss                                0        0           0     (5,667)
                               ----------    -----    --------    --------
Balance,
December 31, 1998               2,035,000    8,140     101,587    (28,341)

Issuance of common
stock for cash:
June of 1999                        5,000       20          30         50
September of 1999               3,050,000   12,200      18,300     30,500
Issuance of common
stock for services                  1,000        4           6         10
Net loss                                0        0           0    (48,043)
                                   -------     -----       -----    -------
Balance,
September 30, 1999              5,091,000   $ 20,364     $119,923   $ (45,824)
                              ==========     =======      =======    ========

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED September 30, 1999
(With Cumulative Figures From Inception)
(Unaudited)
                                                           Inception
                                      Year ended           Feb. 20, 1996
                                      Sept. 30, 1999       To Date
                                     ---------------      ---------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                               $ (48,043)          $ (186,111)
Noncash expenses included in net loss
   Amortization                              150                  717
   Depreciation                           1,693                 5,858
Increase in accounts payable             15,640                54,414
                                        -------              --------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES               (30,560)               (125,122)

CASH FLOWS USED BY INVESTING ACTIVITIES

Computers                                  0                  11,281
                                     ---------               ---------
   NET CASH USED BY
   INVESTING ACTIVITIES                    0                  11,281

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                12,224                 19,364
   Additional Paid-In Capital          18,336                142,121
   Less offering costs                      0                (22,198)
                                     --------               ---------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                30,560                139,287
                                     --------               --------

   NET INCREASE IN CASH                     0           $      2,884
                                                              ======
CASH AT BEGINNING OF PERIOD             2,284
                                       ------
CASH AT END OF PERIOD              $    2,284
                                     =========

Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                    $       10           $      1,010
                                        =====                =======

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 1999


NOTES TO THE FINANCIAL STATEMENTS

     Millennium Software, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the nine months ended September 30, 1999, since there have been no material changes (other than indicated in the other footnotes) to the information previously reported by the Company in the audited financial statements for the year ended December 31, 1998.

UNAUDITED INFORMATION

     The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                           MILLENNIUM SOFTWARE, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS

                              DECEMBER 31, 1998

                              TABLE OF CONTENTS



                                                              Page Number
                                                             -------------

ACCOUNTANT'S REPORT ..............................................1

FINANCIAL STATEMENT:

   Balance Sheet .................................................2

   Statement of Operations and Deficit
    Accumulated During the Development Stage......................3

   Statement of Changes in Stockholder's Equity ..................4

   Statement of Cash Flows .......................................5

   Notes to the Financial Statements .............................6-7

David E. Coffey          3615 E. Lindell Rd., Ste. A, Las Vegas, Nevada 89103
____________________________________________________________________________
Certified Public Accountant                              (702) 871-3979





To the Board of Directors and Stockholders of Millennium Software, Inc.
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Millennium Software, Inc., (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from February 20, 1996 (date of inception) to December 31, 1998. These financial statements are the responsibility of Millennium Software, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennium Software, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the year then ended as well as the cumulative amounts since inception in conformity with generally accepted accounting principles.

/s/David Coffey C.P.A.
David Coffey C.P.A.
November 18, 1999

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1998


ASSETS

Cash                                                   $2,884
Organizational costs less accumulated
   amortization of $717                                   433
Computers less accumulated
   depreciation of $5,858                               7,115
                                                        -----
   Total Assets                                       $ 10,432
                                                       =======


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - stockholder                       $38,773
                                                      ------
   Total Liabilities                                 $38,773


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.004 par value, issued and outstanding
   2,035,000 shares                                   8,140
   Additional paid-in capital                       101,587
   Deficit accumulated during
     the development stage                         (138,068)
                                                   ---------
   Total Stockholders' Equity                       (28,341)

   Total Liabilities and Stockholders' Equity     $ 10,432
                                                   ========

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE PERIOD ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                           Inception
                                      Period ended         Feb 20, 1996
                                     Dec. 31, 1998         To Date
                                     --------------       --------------

Income                                  $       0        $           0
                                               ----                 ----
                                                0
Expenses
   Advertising                                  0                 7,286
   Amortization                               200                   567
   Auto expenses                                0                 2,416
   Computer supplies                            0                 3,975
   Consulting                                   0                 1,000
   Depreciation                             2,111                 4,165
   Internet Expenses                            0                12,000
   Legal and professional fees              2,803                42,489
   Office supplies                            553                 4,355
   Telephone                                    0                 2,810
   Travel, meals and lodging                    0                57,005
                                           ------                ------
Total expenses                              5,667               138,068

Net loss                                   (5,667)       $     (138,068)
                                                                =======
Deficit accumulated,
beginning of year                        (132,401)
                                          -------
Deficit accumulated during
the development stage                 $ (138,068)
                                         =======

Earnings (loss) per share
   Assuming dilution:
Net loss                              $      (.00)       $         (.09)
                                             ====                   ====
Weighted average shares outstanding     2,035,000              1,509,509
                                        =========              =========


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM February 20, 1996 (Date of inception)
To December 31, 1998

                                                     Additional
                                 Common Stock        Paid-in
                                 Shares     Amount   Capital      Total
                                 ------     ------   -------      ------
Balance,
February 20, 1996                     -     $    -   $    -       $    -

Issuance of common
stock for services               1,000,000   1,000       0         1,000

Issuance of common
stock for cash:

March of 1996                   1,000,000    1,000          0      1,000
May of 1996                     1,418,000    1,418     69,482     70,900
Less offering cost                      0        0    (22,198)   (22,198)
Net loss                                0        0          0    (36,787)
                              -----------    -----    --------   --------
Balance,
December 31, 1996               3,418,000    3,418     47,284     13,915

Reverse stock
split 4 to 1                   (2,563,500)       0          0          0

Issuance of common
stock for cash
August of 1997                  1,180,500    4,722     54,303     59,025
Net loss                                0        0          0    (95,614)
                                ---------    ------    ------    --------
Balance,
December 31, 1997               2,035,000    8,140     101,587    (22,674)
Net loss                                0        0           0     (5,667)
                               ----------    -----    --------    --------


Balance,
December 31, 1998               2,035,000    8,140     101,587    (28,341)
                                =========    =====    =========    ======


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                           Inception
                                      Year ended           Feb. 20, 1996
                                      Dec. 31, 1998        To Date
                                     ---------------      ---------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                               $  (5,667)          $ (138,068)
Noncash expenses included in net loss
   Amortization                              200                  567
   Depreciation                            2,111                4,165
Increase in accounts payable               1,011               38,774
                                        -------               -------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                   (2,345)             (94,562)

CASH FLOWS USED BY INVESTING ACTIVITIES

Computers                                  0                  11,281
                                     ---------               ---------
   NET CASH USED BY
   INVESTING ACTIVITIES                    0                  11,281

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                     0                  7,140
   Additional Paid-In Capital               0                123,785
   Less offering costs                      0                (22,198)
                                     --------               ---------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                     0                108,727
                                     --------               --------

   NET INCREASE IN CASH                (2,345)           $      2,884
                                                               ======
CASH AT BEGINNING OF PERIOD             5,229
                                       ------
CASH AT END OF PERIOD              $    2,884
                                     =========

Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                                        $      1,000
                                                      =======

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company was incorporated on February 20, 1996 under the laws of the state of Nevada. The original business purpose of organizing, marketing and selling pre-paid legal services. This business purpose was changed in July of 1997 when the Company changed its name to Millennium Software, Inc. The new business purpose is to organize and market global software and internet services.

          The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    ORGANIZATION COSTS

          Organization costs are capitalized and amortized over 60 months.

NOTE C    COMPUTER EQUIPMENT

          Computer equipment is carried at cost. Expenditures for the maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized. The expenditures for software development, maintenance and the support of the internet web site are charged against operations as incurred.

          Depreciation of the equipment is provided using the straight-line method over the estimated useful lives for both federal income taxes and financial reporting.

NOTE D    RELATED PARTY TRANSACTIONS

          The Company has agreed to reimburse one of its stockholders monies that they advanced on its behalf in the amount of $38,773 for expenses advanced as of December 31, 1997. The Company issued to one of its stockholders 1,000,000 shares of common stock in connection with the formation of the Company. These services were valued at $.001 per share or $1,000.

NOTE E    COMPANY NAME CHANGE

          On July 10, 1997, the directors and shareholders approved amending the Articles of Incorporation in order to change the name of the Corporation from 'Legal Protection Services' to 'Millennium Software, Inc.'

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE F    REVERSE STOCK SPLIT

          On July 10, 1997, the directors and shareholders approved amending the Articles of Incorporation in order to provide for the reverse split of four (4) shares of common stock into one (1) share of common stock. After this reverse split, there were 6,250,000 authorized shares of common stock with a $.004 par value instead of 25,000,000 authorized shares of common stock with a $.001 par value. After this reverse split, there were 854,000 outstanding shares of common stock instead of $3,418,000 shares of common stock. The record date of this reverse stock split was July 30, 1997.

NOTE G    INCREASE IN AUTHORIZED CAPITAL OF THE COMPANY

          On July 10, 1997, after the reverse stock split, there were 6,250,000 authorized shares of common stock with a $.004 par value. The directors and shareholders authorized and approved an increase in the share of common stock to $25,000,000 shares of $.004 par value.

NOTE H    SALE OF COMMON STOCK

          In March of 1996, the Company issued 1,000,000 shares of its common stock for services rendered in connection with the formation of the Company and 1,000,000 shares for cash of $1,000. In May of 1996, the Company sold 1,418,000 shares of its common stock for $70,900 or $.05 per share. August of 1997, the Company sold 1,180,500 shares of its common stock at $.05 per share. The proceeds of the sale will be used for additional working capital.

NOTE I    EARNING (LOSS) PER SHARE

          Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                           MILLENNIUM SOFTWARE, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS

                              DECEMBER 31, 1997

                              TABLE OF CONTENTS



                                                              Page Number
                                                             -------------

ACCOUNTANT'S REPORT ..............................................1

FINANCIAL STATEMENT:

   Balance Sheet .................................................2

   Statement of Operations and Deficit
    Accumulated During the Development Stage......................3

   Statement of Changes in Stockholder's Equity ..................4

   Statement of Cash Flows .......................................5

   Notes to the Financial Statements .............................6-7

David E. Coffey          3615 E. Lindell Rd., Ste. A, Las Vegas, Nevada 89103
____________________________________________________________________________
Certified Public Accountant                              (702) 871-3979





To the Board of Directors and Stockholders of Millennium Software, Inc.
(Formerly Legal Protection Services, Inc.)
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Millennium Software, Inc., (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' equity for the period from February 20, 1996 (date of inception) to December 31, 1997. These financial statements are the responsibility of Millennium Software, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Millennium Software, Inc. as of December 31, 1997 and the results of operations, cash flows and changes in stockholders' equity for the year then ended as well as the cumulative amounts since inception in conformity with generally accepted accounting principles.

/s/David Coffey C.P.A.
David Coffey C.P.A.
November 18, 1999

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1997


ASSETS

Cash                                                   $5,229
Organizational costs less accumulated
   amortization of $717                                   633
Computers less accumulated
   depreciation of $5,858                               9,227
                                                        -----
   Total Assets                                       $ 15,089
                                                       =======


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable - stockholder                       $37,763
                                                      ------
   Total Liabilities                                 $37,763


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.004 par value, issued and outstanding
   2,035,000 shares                                   8,140
   Additional paid-in capital                       101,587
   Deficit accumulated during
     the development stage                         (132,401)
                                                   ---------
   Total Stockholders' Equity                       (22,674)

   Total Liabilities and Stockholders' Equity     $ 15,089
                                                   ========

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1997
(With Cumulative Figures From Inception)

                                                           Inception
                                      Year ended         Feb 20, 1996
                                     Dec. 31, 1997         To Date
                                     --------------       --------------

Income                                  $       0        $           0
                                               ----                 ----
                                                0
Expenses
   Advertising                              7,286                 7,286
   Amortization                               200                   367
   Auto expenses                            2,416                 2,416
   Computer supplies                        2,397                 3,975
   Consulting                                   0                 1,000
   Depreciation                              1027                 2,054
   Internet Expenses                       12,000                12,000
   Legal and professional fees             23,248                39,686
   Office supplies                          1,936                 3,802
   Telephone                                2,810                 2,810
   Travel, meals and lodging               42,294                57,005
                                           ------                ------
Total expenses                             95,614               132,401

Net loss                                  (95,614)       $     (132,401)
                                                                =======
Deficit accumulated,
beginning of year                        (36,787)
                                          -------
Deficit accumulated during
the development stage                 $ (132,401)
                                         =======

Earnings (loss) per share
   Assuming dilution:
Net loss                              $      (.10)       $         (.13)
                                             ====                   ====
Weighted average shares outstanding       990,333                984,019
                                        =========              =========


The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM February 20, 1996 (Date of inception)
To December 31, 1997

                                                     Additional
                                 Common Stock        Paid-in
                                 Shares     Amount   Capital      Total
                                 ------     ------   -------      ------
Balance,
February 20, 1996                     -     $    -   $    -       $    -

Issuance of common
stock for services               1,000,000   1,000       0         1,000

Issuance of common
stock for cash:

March of 1996                   1,000,000    1,000          0      1,000
May of 1996                     1,418,000    1,418     69,482     70,900
Less offering cost                      0        0    (22,198)   (22,198)
Net loss                                0        0          0    (36,787)
                              -----------    -----    --------   --------
Balance,
December 31, 1996               3,418,000    3,418     47,284     13,915

Net Loss                               0        0          0    (11,238)
Reverse stock
split 4 to 1                   (2,563,500)       0          0          0
                                ----------    ----       ----      -----
Balance
July 31, 1997                854,000    3,418      47,284     2,677

Issuance of common
stock for cash
August of 1997                  1,180,500    4,722     54,303     59,025
Net loss                                0        0          0    (84,376)
                                ---------    ------    ------    --------
Balance,
December 31, 1997               2,035,000    8,140     101,587    (22,674)
Net loss                                0        0           0     (5,667)
                               ----------    -----    --------    --------
Balance,
December 31, 1998               2,035,000    8,140     101,587    (22,674)
                                =========    =====    =========    ======



The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1997
(With Cumulative Figures From Inception)

                                                           Inception
                                      Year ended           Feb. 20, 1996
                                      Dec. 31, 1997        To Date
                                     ---------------      ---------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                               $  (95,614)          $ (132,401)
Noncash expenses included in net loss
   Amortization                              200                  567
   Depreciation                            1,027                2,054
Increase in accounts payable              38,365               37,763
                                         -------               -------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES                 (56,022)              (92,217)

CASH FLOWS USED BY INVESTING ACTIVITIES

Computers                               6,146                  11,281
                                     ---------               ---------
   NET CASH USED BY
   INVESTING ACTIVITIES                 6,146                  11,281

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                 4,722                  7,140
   Additional Paid-In Capital          54,303                123,785
   Less offering costs                      0                (22,198)
                                     --------               ---------
   NET CASH PROVIDED BY
   FINANCING ACTIVITIES                59,025                108,727
                                      -------               --------

   NET INCREASE IN CASH                (3,143)           $      5,229
                                                               ======
CASH AT BEGINNING OF PERIOD             8,372
                                       ------
CASH AT END OF PERIOD              $    5,229
                                     =========

Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                                        $      1,000
                                                      =======

The accompanying notes are an integral part of these financial statements.

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1997

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company was incorporated on February 20, 1996 under the laws of the state of Nevada. The original business purpose of organizing, marketing and selling pre-paid legal services. This business purpose was changed in July of 1997 when the Company changed its name to Millennium Software, Inc. The new business purpose is to organize and market global software and internet services.

          The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    ORGANIZATION COSTS

          Organization costs are capitalized and amortized over 60 months.

NOTE C    COMPUTER EQUIPMENT

          Computer equipment is carried at cost. Expenditures for the maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized. The expenditures for software development, maintenance and the support of the internet web site are charged against operations as incurred.

          Depreciation of the equipment is provided using the straight-line method over the estimated useful lives for both federal income taxes and financial reporting.

NOTE D    RELATED PARTY TRANSACTIONS

          The Company has agreed to reimburse one of its stockholders monies that they advanced on its behalf in the amount of $37,763 for expenses advanced as of December 31, 1997. The Company issued to one of its stockholders 1,000,000 shares of common stock in connection with the formation of the Company. These services were valued at $.001 per share or $1,000.

NOTE E    COMPANY NAME CHANGE

          On July 10, 1997, the directors and shareholders approved amending the Articles of Incorporation in order to change the name of the Corporation from 'Legal Protection Services' to 'Millennium Software, Inc.'

MILLENNIUM SOFTWARE, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1997

NOTE F    REVERSE STOCK SPLIT

          On July 10, 1997, the directors and shareholders approved amending the Articles of Incorporation in order to provide for the reverse split of four (4) shares of common stock into one (1) share of common stock. After this reverse split, there were 6,250,000 authorized shares of common stock with a $.004 par value instead of 25,000,000 authorized shares of common stock with a $.001 par value. After this reverse split, there were 854,000 outstanding shares of common stock instead of $3,418,000 shares of common stock. The record date of this reverse stock split was July 30, 1997.

NOTE G    INCREASE IN AUTHORIZED CAPITAL OF THE COMPANY

          On July 10, 1997, after the reverse stock split, there were 6,250,000 authorized shares of common stock with a $.004 par value. The directors and shareholders authorized and approved an increase in the share of common stock to $25,000,000 shares of $.004 par value.

NOTE H    SALE OF COMMON STOCK

          In March of 1996, the Company issued 1,000,000 shares of its common stock for services rendered in connection with the formation of the Company and 1,000,000 shares for cash of $1,000. In May of 1996, the Company sold 1,418,000 shares of its common stock for $70,900 or $.05 per share. August of 1997, the Company sold 1,180,500 shares of its common stock at $.05 per share. The proceeds of the sale will be used for additional working capital.

NOTE I    EARNING (LOSS) PER SHARE

          Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used Miller and Company as their independent accountant and has not had any disagreements with said independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to September 30, 1999 are included herein under Item 13 of this Registration
     Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0 Certificate of Incorporation of ICS (9614), Inc. consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on February 20, 1996, filed with SEC in this Registration Statement; Certificate of Amendment changing name to Legal Protection Services, Inc. filed with the Secretary of State March 5, 1996. Additional Amendment changing name to Millennium Software, Inc. filed with the Secretary of State July 16, 1997.

3.1 By-Laws of ICS (9614), Inc., dated February 20, 1996, are attached hereto, filed with SEC in this Registration Statement.

4.0  Common Stock certificate, filed with SEC in this Registration Statement.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.


                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Millennium Software, Inc.
                                             (Registrant)

Date: December 8, 1999                       By: /S/ANTHONY M. BIGWOOD

                                             --------------------------------
                                                President and Director